Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304
December 19, 2005
Via Facsimile — (202) 772-9203 and EDGAR transmission
Ms. Julia E. Griffith
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0303

Re:	Actel Corporation
Schedule TO-I (File No. 005-44993)
Filed December 1, 2005
Dear Ms. Griffith:
     On behalf of Actel Corporation (“Actel” or the “Company”), we are electronically transmitting a copy of the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to Henry P. Massey of Wilson Sonsini Goodrich & Rosati, P.C. dated December 9, 2005. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All the responses set forth herein have been reviewed and approved by the Company. We are also concurrently filing an amendment to the Company’s Schedule TO-I that reflects the changes discussed in this letter.
Offer to Exchange
General

1.	We note your disclosure that “This offer is primarily designed to decrease Actel’s option overhang, which is most simply defined as the number of options outstanding as a percentage of the total number of shares outstanding.” You appear to be relying on the Commission’s Exemptive Order dated March 26, 2001, which provides exemptive relief for “Issuer Exchange Offers Conducted for Compensatory Purposes.” This does not appear to be a compensatory purpose. Please give us your analysis of the compensatory purposes of the offer.

     The purpose of the exchange offer is to provide meaningful equity compensation to eligible employees in a manner that rewards and motivates employees while recognizing the interests of other stakeholders in the Company.
     Some of Actel’s outstanding options have exercise prices that are significantly higher than the current market price for Actel’s stock. Because these options are “underwater,” they are not yielding the intended levels of retention or incentive for the Company’s eligible employees. By exchanging underwater options for restricted stock units, Actel is seeking to provide its employees with meaningful equity compensation while reducing the number of underwater options outstanding.
     By compensating employees with restricted stock units instead of options, the exchange offer will place (upon vesting) actual stock with a more certain value into the hands of employees. Unlike stock options, which have the incidental benefit of raising capital for the Company when they are exercised, restricted stock units will actually result in cash outflow for the Company as a result of the automatic redemption feature of the restricted stock units.
     Restricted stock units provide value to employees whether or not the Company’s common stock has appreciated since the grant date. The fact that employees will hold the same security as other shareholders means that employees will be affected by increases and decreases in the market value of Actel stock in the same manner as Actel’s shareholders. Actel believes that this alignment of interests will help to build value for both employees and shareholders.
     Actel believes that the exchange offer will also help the Company use its employee compensation resources more efficiently. Stock options represent potential future issuance of shares, which results in dilution of shareholder interests. The measure of stock option usage is called “overhang,” defined most simply as stock options granted as a percentage of the total shares outstanding. The exchange ratios selected for the offer are expected to decrease the total number of options outstanding and therefore reduce the potential dilution associated with employee compensation.
     The Company has revised Answer 3 on page 5, Answer 18 on page 12 and Section 3 (Purposes of the Offer) on page 37 to clarify the purposes set out above. Each page reference is to the new numbering sequence provided in response to Comment 3, below.
2.	We note that you have limited participation in the offer to option holders who are United States Employees. Please give us your analysis of the compensatory purpose served by excluding employees not resident in the United States from your offer. We may have further comments when we have read your response.

     The Company carefully crafts its compensation policies to reward contributions to the Company according to merit and achievement, and to provide incentives for continued contributions. The Company generally offers its compensation programs to its employees on a global basis, however, the Company varies its equity compensation programs in particular jurisdictions, depending on local law requirements and the cost of researching and complying with those requirements.
     In deciding whether to extend the offer to non-U.S. employees, the Company considered the cost of compliance with the regulatory regimes in the numerous countries in which its employees are based, as well as the potentially adverse tax treatment of granting restricted stock units to certain of those employees. The Company has approximately 500 employees in the U.S., three in Canada, two in China, ten in France, nine in Germany, three in Hong Kong, five in Ireland, four in Italy, five in Japan, three in Korea, one in Sweden, two in Taiwan and twelve in the U.K. Based on the small number of employees outside of the U.S. and the number of jurisdictions involved, the Company concluded that the cost of research and analysis, as well as the potential costs of compliance with each jurisdiction’s regulatory requirements, outweighed the compensatory benefits of the option exchange offer. As a result, the Company excluded employees located outside the United States from participation in the offer. Instead, the vesting of underwater stock options held by non-U.S. employees was accelerated, which the Company believes will help meet some of the same compensatory purposes underlying the offer, such as providing incentives to these non-U.S. employees.
     The following is a sample listing of some recent exchange offer transactions in which U.S.-based issuers have excluded their non-U.S. employees:
•	The Gap, Inc. (original file date 11/23/05) — US employees only

•	Vignette Corporation (original file date 02/12/04) — did not include employees in all countries

•	Exar Corporation (original file date 08/27/03) — US employees only

•	Lantronix, Inc. (original file date 12/19/02) — Q2, §14

•	LSI Logic Corporation (original file date 08/20/02) -did not include employees in all countries
Summary, page S-1
3.	Tell us why you believe that numbering your Summary and Risk Factors sections with separate S and R page designations is helpful to option holders. Please consider numbering the pages in a single sequence.
     The Company supplementally advises the Staff that the Summary and Risk Factor pages were separately numbered to make it easier for the eligible employee to find the relevant portions of the document. The Company expects that employees may refer back to the Summary and Risk Factor sections frequently during the course of the offer and the Company sought to make such sections easier to identify and locate. However, in response to the Staff’s comment, we have renumbered the pages in a single sequence.

Will I have to pay taxes if I participate in the offer? Page S-13
4.	You are required to state with specificity the material tax consequences of the transaction. Revise your disclosure, here and throughout your Offer to Exchange, to eliminate the statement that “... you should not be required... to recognize income...” and replace it with a statement of the anticipated tax consequences of the transaction. See Item 1004(a)(xii) of Regulation M-A
     In response to the Staff’s comment, throughout the Offer to Exchange (pages 13, 19 and 53 under the new numbering sequence) we have eliminated the statement that “you should not be required...to recognize income” and have replaced it with the statement that “you generally will not be required...to recognize income” to more clearly state with specificity the anticipated tax consequences of the transaction. In response to the Staff’s telephone request, the Company respectfully submits that the phrase “you should not be required...to recognize income” has been used in exchange offer documents filed by the below-listed issuers. In most of these filings, the phrase “generally will not be required...to recognize income” has been used where appropriate, for instance, with respect to the tax consequences upon exercise of an incentive stock option.
     Issuers that have used the phrase “you should not be required...to recognize income” in issuer tender offers:
•	The Gap, Inc. (original file date 11/23/05) — Q&A 13, §14

•	Echelon Corporation (original file date 09/21/04) — Q&A 30, §14

•	PalmOne, Inc. (original file date 03/01/04) — Q&A 21, §14

•	Vignette Corporation (original file date 02/12/04) — Q&A 29, §14

•	Exar Corporation (original file date 08/27/03) — Q&A 30, §14

•	Polycom, Inc. (original file date 05/28/03) — Q&A 24, §14

•	Brocade (original file date 12/09/02) — Q&A 29, §14

•	Lantronix, Inc. (original file date 12/19/02) — Q&A 2, §14

•	LSI Logic Corporation (original file date 08/20/02) — Q&A 24, §14
Risks of Participating in the Offer, page R-1
5.	The description of risks in this section is quite lengthy and may distract option holders from the risks inherent in the transaction, as opposed to general business risks more properly disclosed elsewhere. Please revise this section to highlight the risks involved in the transaction.
     In response to the Staff’s comment, we have revised the section to highlight the risks involved in the transaction by including a heading titled, “Risks that are Specific to this Offer.”

The Offer, page 1
Procedure for electing to exchange options, page 5

6.	Your disclosure states that “Your election to participate becomes irrevocable after 5:00 pm...on January 3, 2006.” Please revise to take account of the fact that option holders are entitled to withdrawal rights under the circumstances specified in Rule 13e-4(f)(2)(ii).
     In response to the Staff’s comment, we have revised the above statement (page 39 under the new numbering sequence) to indicate that option holders are entitled to withdrawal rights under the circumstances specified in Rule 13e-4(f)(2)(ii).
Withdrawal rights and change of election, page 6

7.	Your statement that “You may not rescind any withdrawal” appears to be directly contradicted by the disclosure that immediately follows the statement, and may be confusing to option holders. Please revise.
     In response to the Staff’s comment, we have revised this statement (page 40 under the new numbering sequence) to clarify that following a withdrawal of options from the offer, any re-election to participate must be accomplished by submitting a new election form prior to the expiration date.
Acceptance of options for exchange, page 7

8.	We note your disclosure that you will accept options for exchange “as of the time when we give oral or written notice to the option holders of our acceptance.” Please replace this disclosure with disclosure that clearly states your intention to exchange the options promptly following the expiration of the offer, in compliance with Rule 14e-1(c). In this regard, delete the statement that “we currently expect” that you will accept the options promptly.
     In response to the Staff’s comment, we have revised the above statement (page 41 under the new numbering sequence) to reflect that the Company will accept properly tendered options promptly after the expiration date.
Source and amount of consideration; terms of restricted stock units, page 10

9.	Confirm that you have provided all of the information required by Item 1004(a)(x) of Regulation M-A, or revise.
     We respectfully advise the Staff that we have added information to Question and Answer 20 and Section 9 to reflect that the restricted stock units contain a term related to Section 409A of the Internal Revenue Code which was not applicable to their eligible options, although we do not consider this term to be a material difference in the rights of option holders. Specifically, we have revised the offer to reflect that any restricted stock units whose vesting is accelerated at the discretion of the Company will nevertheless be paid out in accordance with the restricted stock units vesting schedule as if it were still in effect.
     We respectfully confirm to the Staff that we have provided an explanation of all material differences in the rights of option holders as a result of their participation in the transaction, as required by Item 1004(a)(x) of Regulation M-A.
     Additionally, at the Staff’s request, we have filed concurrently with this letter, a written statement from the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We very much appreciate the Staff’s review of this filing. The Company anticipates completing the offer to exchange described in the Schedule TO-I on the final day that participants can tender their options, January 3, 2006. We therefore respectfully request that if the Staff has any additional questions or comments, please direct them to us as soon as possible. I can be reached at (650) 320-4557 and my colleague Michelle Wallin can be reached at (650) 565-3620. Our fax number is (650) 493-6811.

Sincerely,
/s/ Asaf Kharal

Asaf Kharal Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Actel Corporation
David L. Van De Hey

Wilson Sonsini Goodrich & Rosati, P.C.
Henry P. Massey, Jr.
Roger Stern
Michelle Wallin